1. Name and Address of Reporting Person
   DENSON III, WILLIAM F.
   1200 Urban Center Drive
   Birmingham, AL 35242
   USA
2. Issuer Name and Ticker or Trading Symbol
   Vulcan Materials Company
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   12/2002
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   SVP GEN CNSL&SE
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   |         +-----------+---+----------+   Year       |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |         |Amount     |A/D|Price     |              |   (I)     |   ship     |
+------------------------------+----------+----------+---------+-----------+---+----------+--------------+-----------+------------+
Common Stock                    12/05/2002            G         -960        D   $37.0400   18666          D
Common Stock                                                                               33178          I           Indirect - By
                                                                                                                      401(k)
Common Stock                                                                               438            I           Indirect - By
                                                                                                                      Spouse
Common Stock (Restricted Stock                                                             8075           D
Units)

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   |Day/   |Day/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|at End |direct |Owner-|
|Security  |Security|Year)  |Year)  |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |of Year|(I)    |ship  |
+----------+--------+-------+-------+---------+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $18.8533                                                  05/17/2006 Common                      18000   D
Options                                                                          Stock
(Right to
buy)
Stock       $21.3133                                                  02/14/2007 Common                      16800   D
Options                                                                          Stock
(Right to
buy)
Stock       $32.9467                                                  02/12/2008 Common                      21225   D
Options                                                                          Stock
(Right to
buy)
Stock       $42.3438                                                  02/10/2010 Common                      25000   D
Options                                                                          Stock
(Right to
buy)
Stock       $44.9                                                     02/09/2011 Common                      24000   D
Options                                                                          Stock
(Right to
buy)
Stock       $45.1667                                                  02/11/2009 Common                      21750   D
Options                                                                          Stock
(Right to
buy)
Stock       $45.95                                                    02/07/2012 Common                      24000   D
Options                                                                          Stock
(Right to
buy)

Explanation of Responses:

SIGNATURE OF REPORTING PERSON
/s/ Amy M. Tucker

DATE
02/12/2003